EXHIBIT 99.1

Unresolved SEC Comment

In accordance with the provisions of Irish Company Law, in 2012, Elan Corporation, plc (the “Company”) took steps to create income available for distribution.  At our Annual General Meeting on May 24, 2012, our shareholders resolved, subject to the approval of the High Court of Ireland, to reduce the share premium account (“APIC”) of the Company by cancelling some or all of the Company’s share premium account (the final amount to be determined by the Company’s Directors).  The Directors subsequently resolved to reduce the share premium account of the Company by $6,199.9 million and use these reserves to set-off the accumulated deficit of the Company, with the balance to be treated as income which will be available for distribution.  On July 19, 2012, the Irish High Court approved the Directors’ resolution and this order was registered with the Irish Companies Registration Office on July 23, 2012.  The distributable reserves of the Company under Irish Company Law at December 31, 2012 were $1,757.4 million (2011: $Nil).

As part of a routine review of the Company’s 2012 Annual Report on Form 20-F by the Staff of the SEC's Division of Corporation Finance, we received and responded to comments from the Staff related to the Company’s accounting for the reduction in APIC and the corresponding offset to accumulated deficit of the Company approved by the Irish High Court.  If we determine that changes are appropriate with respect to our accounting for the transaction, we may file an amended and restated Form 20-F for 2012 to reflect a reversal of the current accounting by increasing APIC and reducing the accumulated surplus by $6,199.9 million within shareholders’ equity on the Consolidated Balance Sheet as of December 31, 2012.  This reversal would affect solely the individual components of total shareholders’ equity and would have no impact on the Company’s assets, liabilities, total shareholders’ equity, income or cash flows for 2012 or any prior year.  In addition, the reversal would have no impact on the Company’s International Financial Reporting Standards accounting treatment for the transaction or on the legally available distributable reserves of the Company under Irish Company Law.